SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

General Growth Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

370023103

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

April 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 306,201,050 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 3 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 306,201,050 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 4 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 306,201,050 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,344*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,344*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,344*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,009,195*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,009,195*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,009,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 7 of 37 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,033,461*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,033,461*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,033,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,054,898*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,054,898*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,054,898*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,371,862*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,371,862*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,371,862*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,432,857*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,432,857*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,432,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 11 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 12 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 13 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 14 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 16 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 17 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 370023103	Page 18 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 370023103	Page 19 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 20 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS CANHOLDCO 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 21 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS CANHOLDCO 3 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 22 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS CANHOLDCO 4 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 23 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS CANHOLDCO 2 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 24 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,610,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,610,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,610,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 370023103	Page 25 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,495,744*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,495,744*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 370,495,744*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 26 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 27 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,997,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,997,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,997,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 28 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,201,050*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,201,050*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 306,201,050*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 29 of 37 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,444,210*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,444,210*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,444,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,610,621 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 8”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”) and January 3, 2013 (“Amendment No. 7”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 8 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 8 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the BPY Transactions (as defined in Item 4) including the removal of the persons identified in Item 5(e) as reporting persons on this Schedule 13D and the addition of certain persons identified in Item 2 as reporting persons on this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield Property General Partner Limited (“BP Limited”), a company formed under the laws of Bermuda and the general partner of Property GP (defined below);

(vii) Brookfield Property GP L.P. (“Property GP”), a limited partnership formed under the laws of Bermuda and the general partner of Holding LP (defined below);

(viii) Brookfield Property L.P. (“Holding LP”), a limited partnership formed under the laws of Bermuda;

(ix) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

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(x) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-C Sub LLC (“New BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiv) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xvi) BW Purchaser, LLC (“BWP”), a Delaware limited liability company;

(xvii) Brookfield BPY Holdings (US) Inc. (“CanHoldco”), a corporation formed under the laws of Ontario and a subsidiary of Holding LP;

(xviii) CANHOLDCO 1 ULC (“CanHoldco 1”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xix) CANHOLDCO 3 ULC (“CanHoldco 3”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 1;

(xx) CANHOLDCO 4 ULC (“CanHoldco 4”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xxi) CANHOLDCO 2 ULC (“CanHoldco 2”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 3 and CanHoldco 4;

(xxii) Brookfield BPY Retail Holdings I LLC (“BPY Holdings I”), a Delaware limited liability company and a subsidiary of CanHoldco 2;

(xxiii) Brookfield BPY Retail Holdings II LLC (“BPY Holdings II”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxiv) BPY Retail III LLC (“BPY III”), a Delaware limited liability company and a subsidiary of BPY Holdings II;

(xxv) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xxvi) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xxvii) Brookfield BPY Retail Holdings III LLC (“BPY Holdings III”), a Delaware limited liability company and a subsidiary of BPY Holdings I; and

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(xxviii) BPY Retail IV LLC (“BPY IV”), a Delaware limited liability company and a subsidiary of BPY Holdings III.

Schedule I to the Original 13D, with respect to Brookfield, Schedule II to the Original 13D, with respect to BHC, Schedule III to the Original 13D, with respect to Brookfield Holdings, Schedule VIII to the Original 13D with respect to BRH II, Schedule IX to the Original 13D with respect to BRH III, Schedule X to the Original 13D with respect to BRH IV-A, Schedule XI to this Amendment No. 8 with respect to BRH IV-B, Schedule XII to the to this Amendment No. 8 with respect to New BRH IV-C, Schedule XIII to the Original 13D with respect to BRH IV-D, Schedule XIV to the Original 13D with respect to BRH V, Schedule XVIII to Amendment No. 5 with respect to Partners Limited, Schedule XIX to Amendment No. 7 with respect to BWP, Schedule XX to this Amendment No. 8 with respect to BP Limited, Schedule XXI to this Amendment No. 8 with respect to CanHoldco, Schedule XXII to this Amendment No. 8 with respect to CanHoldco 1, Schedule XXIII to this Amendment No. 8 with respect to CanHoldco 3, Schedule XXIV to this Amendment No. 8 with respect to CanHoldco 4, Schedule XXV to this Amendment No. 8 with respect to CanHoldco 2, Schedule XXVI to this Amendment No. 8 with respect to BPY Holdings I, Schedule XXVII to this Amendment No. 8 with respect to BPY Holdings II, Schedule XXVIII to this Amendment No. 8 with respect to BPY III, Schedule XXIX to this Amendment No. 8 with respect to BRH VII, Schedule XXX to this Amendment No. 8 with respect to BRH Warrants, Schedule XXXI to this Amendment No. 8 with respect to BPY Holdings III, and Schedule XXXII to this Amendment No. 8 with respect to BPY IV, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Partners Limited, BHC, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2 and CanHoldco is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BP Limited, Property GP and Holding LP is 73 Front Street, 5th Fl Hamilton HM 12 Bermuda. The principal address of each of Brookfield Holdings, BAM Canada, BRH II, BRH III, BRH IV-A, BRH IV-B, New BRH IV-C, BRH IV-D, BRH V, BWP, BRH VII, BPY Holdings I, BPY Holdings II, BPY III, BRH Warrants, BPY Holdings III, and BPY IV is 4 Brookfield Place, 250 Vesey Street, New York, NY 10281-1021.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XIII and Schedule XIV to the Original 13D, Schedule XVI and Schedule XVII to Amendment No. 3, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, and Schedule XI, Schedule XII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI and Schedule XXXII to this Amendment No. 8 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners Limited, BHC, Brookfield Holdings, BP Limited, Holding LP, CanHoldco, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2, BPY Holdings I, BPY Holdings II, BPY III and BPY Holdings III is to serve as a holding company. The principal business of Property GP is to serve as general partner of Holding LP. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH II, BRH III, BRH IV-A, BRH IV-B, New BRH IV-C, BRH IV-D, BRH V, BRH VII and BRH Warrants (each, an “Investment Vehicle”) and BWP and BPY IV is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XIII and Schedule XIV to the Original 13D, Schedule XVI and Schedule XVII to Amendment No. 3, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, and Schedule XI, Schedule XII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI and Schedule XXXII to this Amendment No. 8 set forth the principal occupation or employment of each Scheduled Person.

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(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XIII and Schedule XIV to the Original 13D, Schedule XVI and Schedule XVII to Amendment No. 3, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, and Schedule XI, Schedule XII, Schedule XX, Schedule XXI, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI and Schedule XXXII to this Amendment No. 8 set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include:

On April 12, 2013, Brookfield acquired certain Class A Interests in BRH IV-A pursuant to the terms of a Membership Interest Purchase Agreement, dated April 12, 2013 (the “BRH IV-A Membership Interest Purchase Agreement”), by and between Brookfield and VFF Investments III LLC, a Cayman Island limited liability company. In connection with the acquisition of such Class A Interests, Brookfield indirectly acquired an additional pecuniary interest in the shares of Common Stock and Warrants held by BRH IV-A. BRH IV-A directly owns Common Stock and Warrants and other securities not issued by the Company. The consideration paid by Brookfield was comprised of $46,938,611.33 in cash and a promissory note in the amount of $46,938,611.33 payable by CanHoldco.

On April 12, 2013, Brookfield acquired certain Class A Interests in New BRH IV-C pursuant to the terms of Membership Interest Purchase Agreements, dated April 12, 2013 (the “BRH IV-C Membership Interest Purchase Agreements”), by and among Brookfield and David Tepper, Tepper Family 2012 Irrevocable Trust A and Little Dog II LLC. In connection with the acquisition of such Class A Interests, Brookfield indirectly acquired an additional pecuniary interest in the shares of Common Stock and Warrants held by New BRH IV-C. New BRH IV-C directly owns Common Stock and Warrants and other securities not issued by the Company. The consideration paid by Brookfield was comprised of $31,325,710.67 in cash in the aggregate.

On April 12, 2013, Brookfield acquired certain Class A Interests in BRH IV-D pursuant to the terms of a Membership Interest Purchase Agreement, dated April 12, 2013 (the “BRH IV-D Membership Interest Purchase Agreement” and, together with the BRH IV-A Membership Interest Purchase Agreement and the BRH IV-C Membership Interest Purchase Agreements, the “Interest Purchase Agreements”), by and between Brookfield and The Townsend Consortium Geneva Investment, LLC. In connection with the acquisition of such Class A Interests, Brookfield indirectly acquired an additional pecuniary interest in the shares of Common Stock and Warrants held by BRH IV-D. BRH IV-D directly owns Common Stock and Warrants and other securities not issued by the Company. The consideration paid by Brookfield was comprised of $31,454,089.33 in cash.

The summaries contained herein of the BRH IV-A Membership Interest Purchase Agreement, the BRH IV-C Membership Interest Purchase Agreements and the BRH IV-D Membership Interest Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the BRH IV-A Membership Interest Purchase Agreement, the BRH IV-C Membership Interest Purchase Agreements and the BRH IV-D Membership Interest Purchase Agreement, as applicable, a copy of which is filed as Exhibit 26, 27 and 28 hereto, respectively, and each of which is incorporated herein by reference.

33

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

The descriptions of the Interest Purchase Agreements and the transactions contemplated thereby set forth in Item 3 of this Amendment No. 8 are incorporated by reference into Item 4.

On April 12, 2013, BRH IV-C merged with New BRH IV-C, with New BRH IV-C the surviving entity in the merger. Following the merger, the ownership of New BRH IV-C was identical to the pre-merger ownership of BRH IV-C. New BRH IV-C has been included as a reporting person on this Schedule 13D.

On April 12, 2013, Brookfield and certain entities controlled by Brookfield effected an internal reorganization (the “BPY Transactions”) resulting in the consolidation of substantially all of Brookfield’s commercial property operations, including its office, retail, multi-family and industrial assets, in Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”). In connection with the BPY Transactions, certain entities controlled by Brookfield caused Common Stock and Warrants, and entities holding Common Stock and Warrants, to be consolidated under BPY.

Item 5 of this Amendment No. 8 sets forth the beneficial ownership of the Reporting Persons following the BPY Transactions.

On April 15, 2013, Brookfield distributed interests in BPY to holders of Brookfield’s Class A and Class B limited voting shares by way of a special dividend of units of BPY.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on April 12, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 939,357,189 shares of Common Stock reported by the Company as outstanding as of February 25, 2013 as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2013, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH VII	79,094,965	-	8.42%
BRH Warrants	-	20,997,838	2.19%
BRH II	53,879,801	14,408,735	7.16%
BRH III	61,803,287	16,527,664	8.19%
BRH IV-A	7,108,442	1,910,902	0.96%
BRH IV-B (1)	14,195,099	3,814,096	1.91%
New BRH IV-C	4,755,658	1,277,803	0.64%
BRH IV-D	4,777,095	1,277,803	0.64%
BRH V	16,071,703	4,300,159	2.16%
Total:	241,686,050	64,515,000	30.50%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement, BRH IV-B shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

34

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 241,686,050 shares of Common Stock and Warrants exercisable to purchase 64,515,000 shares of Common Stock, collectively representing 30.5% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

BPY III is the controlling non-managing member of BRH VII. By virtue of (i) its ability under the Operating Agreement of BRH VII to appoint and remove the board of directors of BRH VII and (ii) the ability of the board of directors of BRH VII to direct BAM Canada on behalf of BRH VII to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), BPY III may be deemed to share voting and investment power with respect to the 306,201,050 shares of Common Stock owned by the Investment Vehicles, representing approximately 30.5% of the shares of the Common Stock. As direct and indirect controlling persons of BPY III, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, Property GP, BP Limited and Brookfield may be deemed to share with BPY III beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on April 12, 2013, BPY Retail II LLC, a Delaware limited liability company (“BPY II”), directly held 8,670,667 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock, and BPY Retail VI LLC, a Delaware limited liability company (“BPY VI”), directly held 37,191,170 shares of Common Stock representing approximately 4.0% of the shares of Common Stock. As direct and indirect controlling persons of BPY II and BPY VI, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, Property GP, BP Limited and Brookfield may be deemed to share with BPY III, BPY II and BPY VI beneficial ownership of such shares of Common Stock.

As of the close of business on April 12, 2013, BPY IV directly held 61,444,210 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock, and BPY Retail V LLC, a Delaware limited liability company (“BPY V”), directly held 8,670,667 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock. As direct and indirect controlling persons of BPY IV and BPY V, each of BPY Holdings III, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, Property GP, BP Limited and Brookfield may be deemed to share with BPY IV and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on April 12, 2013, BWP beneficially owned approximately 18,432,857 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 1.9% of the shares of Common Stock. As direct and indirect controlling persons of BWP, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, Property GP, BP Limited and Brookfield may be deemed to share with BWP, beneficial ownership of such 18,432,857 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 1.9% of the shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 440,610,621 shares of Common Stock (which includes the 64,515,000 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 43.1% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held directly by BWP, BPY II, BPY VI, BPY IV or BPY V. Each of BWP, BPY II, BPY VI, BPY IV, BPY V and BPY Holdings II expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by the Investment Vehicles.

35

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Except as otherwise described in Item 3 and Item 4 of this Schedule 13D, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty days.

(e) Each of US Holdings, US Corp., BRGP, Split LP, BRH, BR Split II and BRH IV-C and BRH VI ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding as of April 12, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Item 3 and Item 4 to this Amendment No. 8 are incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on April 16, 2013, with respect to the joint filing of this Amendment No. 8 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 29.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 26	Membership Interest Purchase Agreement, dated April 12, 2013, by and between Brookfield Asset Management Inc. and VFF Investments III LLC.

Exhibit 27	Membership Interest Purchase Agreements, dated April 12, 2013, by and among Brookfield Asset Management Inc. and David Tepper, Tepper Family 2012 Irrevocable Trust A and Little Dog II LLC.

36

Exhibit 28	Membership Interest Purchase Agreement, dated April 12, 2013, by and between Brookfield Asset Management Inc. and The Townsend Consortium Geneva Investment, LLC.

Exhibit 29	Joint Filing Agreement, dated as of April 16, 2013, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Property General Partner Limited, Brookfield Property GP L.P., Brookfield Property L.P., Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C Sub LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, BW Purchaser, LLC, Brookfield BPY Holdings (US) Inc., CANHOLDCO 1 ULC, CANHOLDCO 3 ULC, CANHOLDCO 4 ULC, CANHOLDCO 2 ULC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, BPY Retail III LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings Warrants LLC, Brookfield BPY Retail Holdings III LLC and BPY Retail IV LLC.

37

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: April 16, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: April 16, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

Dated: April 16, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: April 16, 2013	BROOKFIELD PROPERTY GENERAL PARTNER LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: April 16, 2013	Brookfield Property GP L.P.

By: 1648287 Alberta ULC, its general partner

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	Brookfield Property L.P.

By: Brookfield Property GP LP, its general partner

By: 1648287 Alberta ULC, its general partner

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	BROOKFIELD BPY HOLDINGS (US) INC.

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	CANHOLDCO 1 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	CANHOLDCO 3 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	CANHOLDCO 4 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	CANHOLDCO 2 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	Brookfield BPY Retail Holdings II LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	BPY Retail III LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	Brookfield Retail Holdings VII LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: April 16, 2013	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	BPY RETAIL IV LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Vice President

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS IV-C SUB LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Alex Novakovic
Name: Alex Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Alex Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

	By:	/s/ Arin Jonathan Silber
Name: Arin Jonathan Silber
Title: Director

Dated: April 16, 2013	BW PURCHASER, LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

SCHEDULE XII

Brookfield Retail Holdings IV-C Sub LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Senior Managing Partner, Executive of Brookfield Asset Management Inc.	USA
Ric Clark, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Executive Officer, Executive of Brookfield Asset Management Inc.	USA
Cyrus Madon, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Senior Managing Partner Brookfield Asset Management Inc.	Canadian

SCHEDULE XX

Brookfield Property General Partner Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James A. Bodi, Director	Canon’s Court, 22 Victoria Street, Hamilton HM 12 Bermuda	Appleby (Bermuda) Limited, Counsel	Canadian
Brett Fox, Vice President	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
Louis J. Maroun, Director	Full Fathoms, 2 Dill Lane, Devonshire, DV 07, Bermuda	Chairman-Sigma Capital Corporation	Canadian
Gregory N. McConnie, President	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British

SCHEDULE XXI

Brookfield BPY Holdings (US) Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett M. Fox, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
David D. Arthur, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner & President, Strategic Initiatives of Brookfield Asset Management Inc.	Canadian
Steven J. Douglas, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian

SCHEDULE XXII

CANHOLDCO 1 ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett M. Fox, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
David D. Arthur, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner & President, Strategic Initiatives of Brookfield Asset Management Inc.	Canadian
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Aleks Novakovic, Managing Partner	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner, Tax of Brookfield Asset Management Inc.	Canadian
Michelle Campbell, Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian
Phyllis F. Moore, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Senior Corporate Law Clerk, Corporate Secretary, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXIII

CANHOLDCO 3 ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett M. Fox, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
David D. Arthur, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner & President, Strategic Initiatives of Brookfield Asset Management Inc.	Canadian
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Aleks Novakovic, Managing Partner	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner, Tax of Brookfield Asset Management Inc.	Canadian
Michelle Campbell, Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian
Phyllis F. Moore, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Senior Corporate Law Clerk, Corporate Secretary, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXIV

CANHOLDCO 4 ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett M. Fox, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
David D. Arthur, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner & President, Strategic Initiatives of Brookfield Asset Management Inc.	Canadian
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Aleks Novakovic, Managing Partner	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner, Tax of Brookfield Asset Management Inc.	Canadian
Michelle Campbell, Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian
Phyllis F. Moore, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Senior Corporate Law Clerk, Corporate Secretary, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXV

CANHOLDCO 2 ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett M. Fox, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Managing Partner, Corporate Operations of Brookfield Asset Management Inc.	USA
David D. Arthur, Director	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner & President, Strategic Initiatives of Brookfield Asset Management Inc.	Canadian
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Aleks Novakovic, Managing Partner	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Managing Partner, Tax of Brookfield Asset Management Inc.	Canadian
Michelle Campbell, Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian
Phyllis F. Moore, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Senior Corporate Law Clerk, Corporate Secretary, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXVI

Brookfield BPY Retail Holdings I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British
Michelle Campbell, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXVII

Brookfield BPY Retail Holdings II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British
Michelle Campbell, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXVIII

BPY Retail III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British
Michelle Campbell, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management, inc.	Canadian

SCHEDULE XXIX

Brookfield Retail Holdings VII LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Director	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Director	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian

SCHEDULE XXX

Brookfield Retail Holdings Warrants LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, Director	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Director	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Director	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian

SCHEDULE XXXI

Brookfield BPY Retail Holdings III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British
Michelle Campbell, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian

SCHEDULE XXXII

BPY Retail IV LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steven J. Douglas, Director, President, Chief Financial Officer	4 Brookfield Place, 250 Vesey St., 15th Fl New York, NY 10281	Chief Financial Officer, Brookfield Global Real Estate	Canadian
Gregory McConnie, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO, Brookfield International Bank Inc	Barbadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British
Michelle Campbell, Assistant Secretary	Brookfield Place 181 Bay Street, Suite 300, Toronto, ON M5H 2T3	Vice President, Compliance, Legal & Compliance Services of Brookfield Asset Management Inc.	Canadian